May 8, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Kindly MD, Inc.
Amendment No. 8 to Registration Statement on Form S-1
Filed April 9, 2024
File No. 333-274606

Ladies and Gentlemen:

We are in receipt of your letter dated May 1, 2024. We have prepared the below response to your comments and have also amended the Registration Statement on Form S-1 for Kindly MD, Inc. (“Kindly” or the “Company”), as indicated.

Amendment No. 8 to Registration Statement on Form S-1 filed April 9, 2024

Exhibit 23.1, page 1

1. Please ask your auditors to provide us with a fully updated consent.

RESPONSE: The auditors have updated their consent to reflect the date of filing. Thank you for bringing this to our attention.

Stock-based Compensation, page 34

2. Please reconcile your disclosure about there being no outstanding stock awards with the disclosure on page F-16 about the 2024 issuance of stock options.

RESPONSE: We have revised the S-1 based on this comment. Please see pages 34 and F-16 to included the following language in both sections.

On January 5, 2024 the Company issued Incentive Stock Options to various employees of the Company, resulting in the award of 5,805 Incentive Stock Options with and exercise price of $5.50, an effective grant date of January 2, 2024 and a vesting date of July 1, 2024. The Company has no stock awards currently outstanding; all outstanding awards have been fully expensed and there are no outstanding award expenses for 2024.

Note 6, page F-123.

3. It is not clear how you calculated the impact of the accounting error. Please provide us with your calculations and the underlying assumptions. Also, please clarify for us how you estimated your incremental borrowing rate to be 10% given that the borrowing arrangement disclosed on page F-14 includes features that substantially increased your effective borrowing rate. Please cite the specific authoritative guidance that supports your analysis. We note that the lease asset exceeds 20% of your reported total assets.

RESPONSE: We have restated the 2023 and 2022 FS to correctly reflect the weighted average discount rate in Note 6 to 15% based on this comment.

In response to the SEC Staff’s comment regarding the impact of the accounting discrepancy noted in the Company’s previous response, and the calculations and underlying assumptions, we acknowledge the Staff’s comment and reaffirm our adherence to the guidance provided in ASC 842-20-30-3. As per our accounting policies, in instances where our leases do not specify an implicit rate, we determine the present value of future lease payments using an estimated incremental borrowing rate (“IBR”) at the commencement date of each lease. The IBR is calculated by estimating the cost for the Company to borrow, on a collateralized basis, an amount equal to the total lease payments for the term of the lease.

The Company currently has six leases, which were originally executed between May 2020 and August 2021. The Company renewed two of the leases in July and September of 2023. In April 2023, the Company entered into a long-term unsecured not payable with Wade Rivers, LLC, with an interest rate of 14.9% per annum. In December of 2023, subsequent to the execution of the lease renewals, the Company entered into several loans for the purpose of financing the Company operations through the completion of the Company’s IPO in 2024 (the effective interest rates of these loans ranged between approximately 11% to 20%).

We recognize that the IBR used to account for its operating leases and lease renewals was previously lower than the interest rates on lease loans. Upon evaluating the difference between the IBR used to present value future lease payments and the actual borrowing rates of the Company’s loans and current offers for funding today, we concluded that the IBR used should have been higher approximately 15% under the criteria outlined in ASC 842-20-35-5 and the SEC’s comment. As a result, the 2023 and 2022 financials have been restated to as follows:

1.	The total 2023 balance of operating right-of-use assets has decreased from $268,399 to $235,706 (representing a $32,693 change from the reported balance).

2.	The total 2023 balance of operating lease liabilities has decreased from $291,684 to $258,991 (representing a $32,693 change from the reported balance).

3.	The total 2022 balance of operating right-of-use assets has decreased from $350,688 to $296,417 (representing a $54,271 change from the reported balance).

4.	The total 2022 balance of operating lease liabilities has decreased from $352,852 to $298,581 (representing a $54,271 change from the reported balance).

5.	There is no impact to stockholders’ equity (deficit) for these changes.

Thank you for your timely assistance and review. Please contact our legal counsel, Callie Jones, at 801-303-5721 with further comments or questions.

Sincerely,

Kindly MD, Inc.

/s/ Timothy Pickett
Timothy Pickett
Chief Executive Officer